FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of August, 2009
Commission File Number: 001-12518
Banco Santander, S.A.
(Exact name of registrant as specified in its charter)
Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑   Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐   No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐   No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐   No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

INCORPORATION BY REFERENCE
This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form F-4 (Registration Number: 333-160492) of Banco Santander, S.A. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Banco Santander, S.A.

Item

1	Material Fact announcement, dated August 24, 2009

MATERIAL FACT ANNOUNCEMENT
Banco Santander, S.A. announces today an invitation to all holders of the securities identified in the annex of this document (the Securities) to tender such Securities for purchase by Banco Santander for cash (the Invitation). Said Securities are fixed rate securities listed on the AIAF Fixed Rate Market (securitization bonds) which correspond to 27 different series issued by specific securitization funds managed by Santander de Titulización, S.G.F.T., S.A. The nominal amount for the group of series to which the Invitation is directed is approximately 16.5 billion Euros.
The amount in cash that must be satisfied for each Security is equal to the purchase price for each series of Securities plus interests incurred since the immediately preceding interest payment date (date included) until the date of the liquidation of the tender offers (date excluded). The purchase price has been determined as a set amount for each euro (€1) of the nominal value on the date of the liquidation of the Securities to which this Invitation is directed and that are in the table of the annex of this document.
Banco Santander will obtain the funds necessary to face its obligations to pay derived from the Invitation of its ordinary liquidity available.
Banco Santander reserves the right to modify the terms and conditions of the Invitation as well as to extend, re-open or terminate the Invitation at any moment.
The holders of the Securities can refer, or request to its corresponding mediators or participating entities (in the case that said owners are no participating entities in the Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A. Unipersonal (Iberclear)) that they remit, the corresponding instructions of the tender offers to the offering agent, Acupay Systems LLC, from August 24, 2009. These instructions are irrevocable unless Banco Santander modifies the terms and conditions of the Invitation so that the conditions are less favourable to the holders.
In any case, said irrevocable instructions of the tender offers should be received by the offering agent on or before 5:00 pm (CET) on September 7, 2009.
The owners can obtain additional information of the Invitation on the internet at www.acupay.com/SANtender
Banco Santander will announce that it has decided to accept the tender offers that have been correctly completely or partially executed on September 8, 2009 around 16:30pm (CET) and, in the event that they are accepted, will announce at that moment the final total nominal value of each of the series they have accepted to buy as a consequence of the tender offers. As of today, the date of liquidation of the tender offers will be September 14, 2009.
The intention of the Invitation is to improve the efficiency of the Group’s capital structure and strengthen the balance of Grupo Santander.
Boadilla del Monte (Madrid), August 24, 2009

ANNEX
LIST OF SECURITIES

					Outstanding
					nominal
Series	Issuer	Securities*	ISIN	Purchase Price	amount**
1.	Fondo de Titulización de Activos Santander Hipotecario 1	Serie A	ES0309364000	0.855	EUR
		€1,718,400,000			698,524,617
		Bonos de titulización hipotecaria
2.	Fondo de Titulización de Activos Santander Hipotecario 2	Serie A	ES0382042002	0.840	EUR
		€1,801,500,000			1,132,286,346
		Bonos de titulización hipotecaria
3.	Fondo de Titulización de Activos Santander Hipotecario 3	Serie A3	ES0338093026	0.800	EUR
		€420,000,000			366,035,838
		Bonos de titulización hipotecaria
4.	Fondo de Titulización de Activos Santander Hipotecario 3	Serie A1	ES0338093000	0.800	EUR
		€613,300,000			376,129,776
		Bonos de titulización hipotecaria
5.	Fondo de Titulización de Activos Santander Hipotecario 3	Serie A2 - €1,540,000,000	ES0338093018	0.800	EUR
		Bonos de titulización hipotecaria			1,342,131,406
6.	Fondo de Titulización de Activos Santander Financiación 1	Serie A - €1,738,500,000	ES0382043000	0.955	EUR
		Bonos de titulización de activos			624,486,759
7.	Fondo de Titulización de Activos Pymes Banesto 2	Serie A2	ES0372260010	0.860	EUR
		€541,700,000			450,892,554
		Bonos de titulización de activos
8.	Fondo de Titulización Hipotecaria, Banesto 4	Serie A - €1,455,000,000	ES0339774004	0.900	EUR
		Bonos de titulización hipotecaria			518,639,552

*
All the references in this column to amounts in EUR correspond to original nominal amount of the Securities. Such original amount may have been reduced due to prepayments in accordance with the terms of the Securities. The outstanding nominal amount of the Securities following any prepayment is reflected in the right column.

**	Between the date of this Material Fact Announcement and the estimated settlement date (September 14 2009), the outstanding nominal amount may be reduced in accordance with the terms of the Securities.

					Outstanding
					nominal
Series	Issuer	Securities*	ISIN	Purchase Price	amount**
9.	Financiación Banesto 1, Fondo de Titulización de Activos	Serie A	ES0337648002	0.955	EUR
		€760,000,000			361,505,400
		Bonos de titulización de activos
10.	Fondo de Titulización de Activos Santander Consumer Spain Auto 07-1	Serie A - €1,902,000,000 Bonos de titulización de activos	ES0337709002	0.935	EUR 1,361,734,998
11.	Fondo de Titulización de Activos Ftpyme Santander 2	Serie A - €1,228,500,000	ES0338048004	0.950	EUR
		Bonos de titulización de activos			314,855,213
12.	Fondo de Titulización de Activos Santander Consumer Spain Auto 06	Serie A - €1,282,500,000 Bonos de titulización de activos	ES0338057005	0.955	EUR 656,038,892
13.	Fondo de Titulización de Activos UCI 8	Serie A	ES0338446000	0.900	EUR
		€580,200,000			107,314,430
		Bonos de titulización de activos
14.	Fondo de Titulización de Activos UCI 9	Serie A - €1,198,100,000	ES0338222005	0.855	EUR
		Bonos de titulización hipotecaria			283,712,955
15.	Fondo de Titulización Hipotecaria UCI 10	Serie A - €679,000,000 -	ES0338146006	0.815	EUR
		Bonos de titulización hipotecaria			214,743,867
16.	Fondo de Titulización de Activos UCI 11	Serie A	ES0338340005	0.780	EUR
		€821,100,000			292,486,987
		Bonos de titulización de activos
17.	Fondo de Titulización Hipotecaria UCI 12	Serie A	ES0338147004	0.750	EUR
		€867,200,000			399,453,913
		Bonos de titulización hipotecaria
18.	Fondo de Titulización de Activos UCI 14	Serie A - €1,377,500,000	ES0338341003	0.690	EUR
		Bonos de titulización de activos			740,739,605
19.	Fondo de Titulización de Activos, UCI 15	Serie A - €1,340,600,000 -	ES0380957003	0.660	EUR
		Bonos de titulización de activos			835,620,245

					Outstanding
					nominal
Series	Issuer	Securities*	ISIN	Purchase Price	amount**
20.	Fondo de Titulización de Activos UCI 16	Serie A2 - €1,247,600,000	ES0338186010	0.610	EUR
		Bonos de titulización de activos			1,230,310,884
21.	Fondo de Titulización de Activos, UCI 17	Serie A2	ES0337985016	0.610	EUR
		€974,200,000			974,200,000
		Bonos de titulización de activos
22.	Fondo de Titulización de Activos, Hipotebansa X	Serie A	ES0338356001	0.925	EUR
		€898,700,000 -			218,310,047
		Bonos de titulización hipotecaria
23.	Fondo de Titulización de Activos, Hipotebansa 11	Serie A - €1,040,800,000 -	ES0338447008	0.905	EUR
		Bonos de titulización hipotecaria			333,796,650
24.	Fondo de Titulización de Activos, Santander Empresas 1	Serie A2 - €1,240,000,000 -	ES0382041012	0.955	EUR
		Bonos de titulización de activos			424,996,856
25.	Fondo de Titulización de Activos Santander Empresas 2	Serie A2 - €1,365,000,000 -	ES0338058011	0.930	EUR
		Bonos de titulización de activos			828,829,228
26.	Fondo de Titulización de Activos, Santander Empresas 3	Serie A3 - €627,500,000 -	ES0337710026	0.900	EUR
		Bonos de titulización de activos			418,927,848
27.	Fondo de Titulización de Activos, Santander Empresas 3	Serie A2 - €1,800,000,000 -	ES0337710018	0.900	EUR
		Bonos de titulización de activos			982,311,660

United States
The Offers are not being made, and will not be made, directly or indirectly in or into, or by use of the mail of, or by any means or instrumentality of interstate or foreign commerce of or of any facilities of a national securities exchange of, the United States and no offer of Securities may be made by any such use, means, instrumentality, or facility from or within the United States or to persons located in the United States. This includes, but is not limited to, facsimile transmission, electronic mail, telex, telephone, the internet and other forms of electronic communication. Accordingly, copies of the Tender Offer Memorandum and any other documents or materials relating to the Offers are not being, and must not be, directly or indirectly mailed or otherwise transmitted, distributed or forwarded (including, without limitation, by custodians, nominees or trustees) in or into the United States or to persons located in the United States. Any purported tender of Securities in an Offer resulting directly or indirectly from a violation of these restrictions will be invalid and any purported tender of Securities made by a person giving instructions from within the United States or any agent, fiduciary or other intermediary acting on a non-discretionary basis for a principal giving instructions from within the United States will be invalid and will not be accepted.
Each holder of Securities participating in an Offer will represent that it is not located in the United States and is not participating in such Offer from the United States or it is acting on a non-discretionary basis for a principal located outside the United States that is not giving an order to participate in such Offer from the United States. For the purposes of this and the above paragraph, United States means United States of America, its territories and possessions (including Puerto Rico, the U.S. Virgin Islands, Guam, American Samoa, Wake Island and the Northern Mariana Islands), any state of the United States of America and the District of Columbia.
Italy
The Offers are not being made and will not be made, directly or indirectly, in or into the Republic of Italy (Italy). Neither the Offers nor the Tender Offer Memorandum have been submitted to the clearance procedures of the Commissione Nazionale per le Società e la Borsa (CONSOB) pursuant to Italian laws and regulations. Accordingly, Securityholders are notified that, to the extent Securityholders are persons located or resident in Italy, the Offers are not available to them and they may not tender Securities in the Offers and, as such, any Tender Instructions received from such persons shall be ineffective and void, and neither the Tender Offer Memorandum nor any other documents or materials relating to the Offers or the Securities may be distributed or made available in Italy.
United Kingdom
The communication of the Tender Offer Memorandum and any other documents or materials relating to the Offers is not being made and such documents and/or materials have not been approved by an authorised person for the purposes of section 21 of the Financial Services and Markets Act 2000. Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being made to those persons in the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the Financial Promotion Order)) or persons who are within Article 43 of the Financial Promotion Order or any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order.

Belgium
None of the Tender Offer Memorandum nor any other documents or materials relating to the Offers have been submitted to or will be submitted for approval or recognition to the Belgian Banking, Finance and Insurance Commission (Commission bancaire, financière et des assurances/Commissie voor het Bank-, Financie- en Assurantiewezen) and, accordingly, the Offers may not be made in Belgium by way of a public offering, as defined in Article 3 of the Belgian Law of 1 April 2007 on public takeover bids or as defined in Article 3 of the Belgian Law of 16 June 2006 on the public offer of placement instruments and the admission to trading of placement instruments on regulated markets (together, the Belgian Public Offer Law), each as amended or replaced from time to time. Accordingly, the Offers may not be advertised and the Offers will not be extended, and neither the Tender Offer Memorandum nor any other documents or materials relating to the Offers (including any memorandum, information circular, brochure or any similar documents) have been nor shall be distributed or made available, directly or indirectly, to any person in Belgium other than “qualified investors” in the sense of Article 10 of the Belgian Public Offer Law (as amended from time to time), acting on their own account. Insofar as Belgium is concerned, the Tender Offer Memorandum is issued only for the personal use of the above qualified investors and exclusively for the purpose of the Offers. Accordingly, the Tender Offer Memorandum may not be used for any other purpose or disclosed to any other person in Belgium.
France
The Offers are not being made, directly or indirectly, to the public in the Republic of France (France). Neither the Tender Offer Memorandum nor any other document or material relating to the Offers have been nor shall be distributed to the public in France and only (i) providers of investment services relating to portfolio management for the account of third parties and/or (ii) qualified investors (Investisseurs Qualifiés) other than individuals, in each case acting on their own account and all as defined in, and in accordance with, Articles L.411-2 and D.411-1 of the French Code Monétaire et Financier, are eligible to participate in the Offers. The Tender Offer Memorandum has not been and will not be submitted for clearance to nor approved by the Autorité des Marchés Financiers.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.
Date: August 25, 2009	By:	/s/ José Antonio Álvarez
		Name:	José Antonio Álvarez
		Title:	Executive Vice President